September 25, 2012

Mr. Brian Cascio

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Response via EDGAR Correspondence

Re:	Graham Corporation

Form 10-K for the Fiscal-Year March 31, 2012

Filed June 7, 2012

File No. 001-08462

Dear Mr. Cascio:

Below please find Graham Corporation's (the “Company’s”) response to the comments provided by the Staff of the Securities and Exchange Commission in its letter dated September 7, 2012, relating to the above-captioned Annual Report on Form 10-K (the “2012 10-K”).

The captions and numbered paragraphs set forth below correspond to the captions and numbered paragraphs contained in the Staff’s September 7, 2012 letter. For your convenience, we have also included in this response letter, in italicized text, the full text of the comments contained in the Staff’s September 7, 2012 letter.

Staff Comment and Response of the Company

Note 15. Commitments and Contingencies, page 61

1.	You disclose that you have been named as a defendant in lawsuits alleging injury from asbestos related product liability. You also disclose that “the outcome of these lawsuits cannot be determined at this time.” Tell us how your disclosure about this contingency fully considers the guidance from FASB ASC 450-20-50. In particular, we note that paragraph 50-4 provides that if it is reasonably possible that you have incurred a loss or incurred a loss in excess of any amount accrued, the notes to financial statements should disclose either (1) the reasonably possible estimated loss or range of loss or (2) state that an estimate of the reasonably possible loss or range of loss cannot be made. Please note that the disclosure is based on reasonably possible outcomes.

Securities and Exchange Commission

September 25, 2012

Response:

In accordance with FASB ASC 450, when preparing the 2012 10-K, the Company concluded there was not a reasonable possibility that a loss or an additional loss had been incurred as of the period covered by such report.

In determining whether there is a reasonable possibility that a loss or an additional loss has been incurred, the Company reviews the status of each claim made (including the facts and circumstances of the claim, the theories of asserted liability, the stage of the proceedings, the Company’s defenses and its past experiences with respect to similar claims). Following such review, when the Company (i) considers it probable that a liability has been incurred and (ii) the amount of the loss can be reasonably estimated, the Company will record a provision for a liability. Such liability provisions, if any, are reviewed not less than quarterly and adjusted as necessary as additional information becomes available. If (i) it is considered probable that a liability has been incurred and (ii) the amount of the loss can be reasonably estimated, the Company assesses whether there is at least a reasonable possibility that a loss, or additional losses, may have been incurred. If there is a reasonable possibility that a loss may have been incurred, the Company will disclose the estimate of the amount of loss or range of loss, disclose that the amount is immaterial, or disclose that an estimate of loss cannot be made, as applicable.

In response to the Staff’s comment, the Company proposes modifying its disclosure in future filings to read as follows:

“The Company has been named as a defendant in certain lawsuits alleging personal injury from exposure to asbestos contained in products made by the Company. The Company is a co-defendant with numerous other defendants in these lawsuits and intends to vigorously defend itself against these claims. The claims are similar to previous asbestos suits that named the Company as defendant, which either were dismissed when it was shown that the Company had not supplied products to the plaintiff’s places of work or were settled for ~~amounts below the expected defense costs. The outcome of these lawsuits cannot be determined at this time.~~ immaterial amounts.

~~From time to time in the ordinary course of business~~As of September 30, 2012, the Company ~~is~~was subject to the claims noted above, as well as other legal proceedings and potential claims that have arisen in the ordinary course of business. ~~At March 31, 2012, other than noted above, management was unaware of any other material litigation matters.~~

Although the outcome of the lawsuits to which the Company is a party cannot be determined and an estimate of the reasonably possible loss or range of loss cannot be made, management does not believe that the outcomes, either individually or in the aggregate, will have a material effect on the Company’s results of operations, financial position or cash flows.”

Securities and Exchange Commission

September 25, 2012

2.	As a related matter, tell us how your disclosures in the footnotes and MD&A consider the guidance about product liability from Questions 2 and 3 of SAB Topic 5-Y.

Response:

As indicated in our response to Staff comment 1. above, in connection with the preparation of the 2012 10-K the Company concluded that there was not a reasonable possibility that a loss or an additional loss occurred. The Company believes that the proposed disclosure included in its response above adequately addresses the guidance in Question 2 of SAB Topic 5-Y.

The Company also reviewed the requirements of Question 3 of SAB Topic 5-Y in preparing its disclosures contained in the 2012 10-K. The Interpretive Response to Question 3 of SAB Topic 5-Y states: “The Commission noted that the availability of insurance, indemnification, or contribution may be relevant in determining whether the criteria for disclosure have been met with respect to a contingency. The registrant’s assessment in this regard should include consideration of facts, such as the periods in which claims for recovery may be realized, the likelihood that the claims may be contested, and the financial condition of third parties from which recovery is expected.”

The Interpretative Response also states: “If the contingency involves a large number of relatively small individual claims of a similar type, such as personal injury from exposure to asbestos, disclosure of the number of claims pending at each balance sheet date, the number of claims filed for each period presented, the number of claims dismissed, settled, or otherwise resolved for each period, and the average settlement amount per claim may be necessary. Disclosures should address historical and expected trends in these amounts and their reasonably likely effects on operating results and liquidity.”

The Company has insurance that would potentially allow for the recovery of a portion of defense costs, settlements and judgments related to the asbestos claims. However, to date the Company has not collected any such insurance proceeds due to the settlement amounts being less than the deductible outlined in the policy, the Company’s inability to locate insurance policies for certain of the time periods to which the asbestos claims relate or insolvency of the insurance carrier. Due to the lack of insurance recoveries received, management believes that the availability of insurance is not relevant and is immaterial for disclosure.

Furthermore, the Company has been defending asbestos claims for several years. Since the estimated potential losses and timing of any related payments, both individually and in the aggregate, are not material to the Company’s results of operations, financial position or cash flows, in accordance with SAB Topic 5-Y, the Company did not include additional disclosures of claims filed, pending, dismissed or settled, or the average settlement amount per claim.

Securities and Exchange Commission

September 25, 2012

As requested, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned should you have any questions regarding this letter or its contents.

Respectively submitted,

Graham Corporation

/s/ Jeffrey Glajch

Jeffrey Glajch

Vice President-Finance & Administration and Chief Financial Officer

cc	Gary Todd, Reviewing Accountant

Jeanne Bennett, Staff Accountant

James R. Lines

Gerard T. Mazurkiewicz

James Brennen

Bonnie Jarecke

Lisa Kadar

Daniel R. Kinel, Esq.